UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             (Amendment No.____)*

                           IMCOR PHARMACEUTICAL CO.
...............................................................................
                               (Name of Issuer)


            Series "A" Convertible Preferred Stock, $0.01 par value
...............................................................................
                        (Title of Class of Securities)


                                Not applicable.
...............................................................................
                                (CUSIP Number)


                               October 29, 2004
...............................................................................
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
  CUSIP NO. -- Not applicable                           13G
---------------------------

-------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bristol-Myers Squibb Company
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ] (b)
                                                                [X]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                     5. SOLE VOTING POWER

     NUMBER OF                 0

      SHARES       ------------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                                  16,666,667
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                                  16,666,667
-------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,666,667
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.2%
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

Item 1(a).                 Name of Issuer:
                           Imcor Pharmaceutical Co.

Item 1(b).                 Address of Issuer's Principal Executive Offices:
                           6175 Lusk Boulevard
                           San Diego, CA 92121

Item 2(a).                 Name of Persons Filing:
                           Bristol-Myers Squibb Company

Item 2(b).                 Address of Principal Business Office or, if none,
                           Residence:

                           Bristol-Myers Squibb Company
                           345 Park Avenue
                           New York, NY 10154


Item 2(c).                 Citizenship:
                           Bristol-Myers Squibb Company - Delaware


Item 2(d).                 Title of Class of Securities:
                           Series "A" Convertible Preferred Stock, $0.01 per share par value.

Item 2(e).                 CUSIP Number:
                           Not applicable.

Item 3. Not applicable. This Statement on Schedule 13G was filed pursuant to Rule 13d-1(c).

Item 4.                    Ownership.

                  (a). Amount beneficially owned: See the response to Item 9 on the attached cover page. Bristol-Myers Squibb Company (BMS) directly owns 4,500 shares of the Series "A" Convertible Preferred Stock ("Preferred Stock"). Each share of Preferred Stock is convertible into approximately 3,703.8 shares of the Issuer's common stock. The 4,500 shares of Preferred Stock directly owned by BMS is currently convertible into approximately 16,666,667 shares and represents beneficial ownership of approximately 17.2% of the Issuer's common stock.


                  (b). Percent of Class: See the response to Item 11 on the attached cover page. BMS beneficially owns approximately 16,666,667 shares of common stock, representing beneficial ownership of approximately 17.2% of the shares of common stock outstanding.


                  (c).     Number of shares as to which such person has:

                           (i).   Sole power to vote or to direct the vote:
                                  See the response to Item 5 on the attached cover page.

                           (ii).  Shared power to vote or to direct the vote:
                                  See the response to Item 6 on the attached cover page.

                           (iii). Sole power to dispose or to direct the
                                  disposition of: See the response to Item 7 on the attached cover page.

                           (iv). Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Item 5.                    Ownership of Five Percent or Less of a Class.
                           Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8. Identification and Classification of Members of the Group. Not Applicable.

Item 9.                    Notice of Dissolution of Group.  Not Applicable.

Item 10.                   Certification.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 8, 2004



BRISTOL-MYERS SQUIBB COMPANY

 /s/ Sandra Leung
-----------------------------
 Name:  Sandra Leung
 Title: Vice President and Corporate Secretary